Exhibit 99.1

ElectraMeccanica Appoints Electric Vehicle Pioneer and Former
Director of Electrified Propulsion at GM, Peter Savagian, to Board of
Directors

VANCOUVER, British Columbia, Oct. 22, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corporation (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, announced today that the Board of Directors has appointed Peter Savagian as an Independent Director, effective immediately.

Mr. Savagian is a pioneer in automotive electrification, with a broad spectrum of expertise in the technology, development, launch and production of electric vehicles. In 1990 he began work on the General Motors EV1, the first modern electric vehicle and was named Chief Engineer of Electric Propulsion Systems in 1998. Later, as General Director of Electrified Propulsion, he built and led multiple teams to innovate, engineer and execute the full range of electrified vehicle propulsion systems. His accomplishments at General Motors include 13 electrified autos brought to production. Notably, these include the first modern Electric Vehicle, the GM EV1, the first plug-in hybrid, the Chevy Volt, and the industry’s first long-range value EV, the Chevy Bolt.

“Peter’s tenure at GM, one of the world’s largest producers of vehicles, in addition to his deep expertise in electric vehicle development and production, makes him an invaluable addition to our Board of Directors,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “We look forward to his guidance in bringing our trend-setting SOLO EV to market.”

Mr. Savagian is presently Senior VP of Engineering at Ampaire, an electric aircraft startup company where he directs innovation, design, development and certification of electric propulsion systems and their integration into short-haul, fixed-wing electric aircrafts. He holds 44 patents and has authored 17 technical publications in the field of electrification. Mr. Savagian holds a BS in Mechanical Engineering from the University of Wisconsin, an MS in Operations Research Engineering from the University of Southern California and an MBA from Duke University.

Peter Savagian, commented: “I am absolutely elated to join the ElectraMeccanica board of directors. I have dedicated my career to improve the environment via the electrification of transportation, and this forward-looking company is well aligned with this mandate. ElectraMeccanica is on the brink of launching a new segment-defining product, the SOLO, and much more will follow. I am convinced that ElectraMeccanica has the opportunity to create new value by connecting with various kinds of customers with its uniquely affordable, practical, fun and fully electric vehicles. It is fulfilling to be able to use my years of electrification experience to help guide and provision the ElectraMeccanica team to execute in this vital business.”

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built, single-seat electric vehicle called the SOLO. This vehicle will revolutionize commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the mining industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp
Released October 22, 2019